UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(AMENDMENT No. 1)

VIA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

92554T103
(CUSIP Number)

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Robert Tritt, Esq.
(404) 527-8130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

(Continued on following pages)

CUSIP No. 92554T103
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY) Richard E. Otto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 110,286
		8.	SHARED VOTING POWER --------
		9.	SOLE DISPOSITIVE POWER 110,286
		10.	SHARED DISPOSITIVE POWER --------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,286
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(1)
14.	TYPE OF REPORTING PERSON IN

________________________

(1) Based on 9,430,607 shares of Common Stock outstanding after giving effect to the issuance of shares to former VIA Pharmaceuticals, Inc. stockholders and a 1:15 reverse stock split.

Item 1. Security and Issuer.

This statement amends the Schedule 13D filed by Mr. Otto on November 13, 2006, and relates to the Common Stock, par value $.001 per share, of VIA Pharmaceuticals, Inc., formerly named Corautus Genetics Inc., a Delaware corporation (the "Company"), whose principal office is located at 750 Battery Street, Suite 330, San Francisco, California 94111.

Item 2. Identity and Background.
(a)	Name:	Richard E. Otto
(b)	Address:	15 Fairway Drive, Saint Simons Island, GA 31522
(c)	Employment:	Retired
(d)	Criminal Convictions:	None
(e)	Civil Proceedings:	None
(f)	Citizenship:	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Otto is the beneficial owner of 110,286 shares of Common Stock (1.2%) of the Company.

(b) Number of shares as to which the reporting person has:
(i)	Sole power to vote or direct the vote:	110,286*
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition:	110,286*
(iv)	Shared power to dispose or to direct the disposition:	0

* Includes 549 shares held jointly with Mr. Otto's wife and options exercisable for 106,429 shares.

(c) Not applicable.

(d) Not applicable.

(e) Mr. Otto ceased to be the beneficial owner of more than five percent of the Common Stock of the Company on June 5, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Richard E. Otto
Date: June 15, 2006	Richard E. Otto